United States Securities and Exchange Commission Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION Pursuant to Rule 14a-103

Name of the Registrant: JPMorgan Chase & Co.

Name of person relying on exemption: Paul Rissman

Address of person relying on exemption:

Box 750, Monterey, MA 01245

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. *Submission is not required of this filer under the terms of the Rule, because the proponent does not hold in excess of the mandatory filing threshold of $5 million in shares of the company, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Attention Fellow JPMorgan Chase Shareholders:

Proposal 5 on the JPMorgan Chase proxy requests that “Board of Directors of JPMorgan Chase (JPM) issue a report disclosing whether and how the Company addresses the potential risks and opportunities related to the social impacts of JPM’s transition finance efforts.”

Why a report on the social implications of transition finance makes sense for shareholders

Climate transition finance is big business. JPMorgan Chase1 has made a $1 trillion commitment to transition finance. Commitments to climate transition finance by competing institutions include $1 trillion by Bank of America,2 and $750 billion by Morgan Stanley,3 among others in the U.S. The world’s largest asset manager, BlackRock, calls the low-carbon transition one of five “mega forces,” “set to spur a massive reallocation of capital as energy systems are rewired,” which “creates major opportunities - and risks - for investors.”4 Another major asset manager, State Street Corp, exclaims that “[t]he energy transition presents what is perhaps a once-in-a-century opportunity for companies and investors…”5

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1 JPMorgan Chase. “JPMorgan Chase Targets More Than $2.5 Trillion over 10 Years to Advance Climate Action and Sustainable Development” https://www.jpmorganchase.com/newsroom/press-releases/2021/jpmc-to-advance-climate-action-and-sustainable-dev-goals

2 Bank of America. “Sustainability at Bank of America, September 30, 2024” https://about.bankofamerica.com/content/dam/about/report-center/esg/2024/Sustainability_at_Bank_of_America_2024_Report.pdf

3 Morgan Stanley. “Morgan Stanley Announces Commitment to Mobilize $1Trillion to Support Sustainability Solutions by 2030, including $750 Billion of Low-Carbon Solutions” https://www.morganstanley.com/press-releases/morgan-stanley-announces-commitment-to-mobilize--1trillion-to-su

4 Blackrock Investment Institute. “Mega forces: An investment opportunity” https://www.blackrock.com/corporate/insights/blackrock-investment-institute/publications/mega-forces

5 State Street. “Here Are Four Ways Transition Finance Can Pave the Road to Decarbonization” https://www.statestreet.com/us/en/asset-owner/insights/transition-finance-decarbonization

Yet, transition finance, if done without careful consideration, can be fraught with risk. Many transition mineral mining projects are located near Indigenous or traditional community lands, for example, increasing the danger of human rights impacts from pollution or land-grabbing.6 The Business and Human Rights Resource Centre is tracking 60 lawsuits filed against energy transition projects.7 A study of the Environmental Justice Atlas database found that one quarter of projects opposed by environmental defenders were stopped through protest, litigation, and other forms of popular mobilization.8 Forced labor has been found in polysilicon supply chains,9 leading to some shipments that were prevented from entering the U.S.10 Coal plant retirements, often financed by the private sector,11 have been held up due to worker protests.12 Despite these numerous threats to transition strategy initiatives, in the opinion of the proponent the Company has failed to adequately describe whether and how it addresses transition of workers and fairness to communities in its transition finance strategy. JPMorgan Chase investors deserve to know whether the firm’s transition finance opportunities have been selected with due care and attention to these risks; unfortunately, we are left in the dark on this topic.

Moreover, diversified investors concerned with the financial damage that climate change will wreak upon their overall long-term portfolio performance may wish to pronounce on the effectiveness of JPMorgan Chase’s climate transition work. The impact of increasing carbon emissions on the global economy, in the absence of any further decarbonization efforts, may reduce the cumulative investment returns to pension funds by 30 to 50% by 2040.13

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6 Owen, J.R., Kemp, D., Lechner, A.M. et al. Energy transition minerals and their intersection with land-connected peoples. Nat Sustain 6, 203–211 (2023). https://www.nature.com/articles/s41893-022-00994-6

7 Business and Human Rights Resource Centre. “Just transition litigation tracking tool” https://www.business-humanrights.org/en/from-us/just-transition-litigation-tracking-tool/

8 Arnim Scheidel, Daniela Del Bene, Juan Liu, Grettel Navas, Sara Mingorría, Federico Demaria, Sofía Avila, Brototi Roy, Irmak Ertör, Leah Temper, Joan Martínez-Alier, “Environmental conflicts and defenders: A global overview” Global Environmental Change, Volume 63, 2020, https://www.sciencedirect.com/science/article/pii/S0959378020301424?via%3Dihub

9 First Solar. “Know the Facts: First Solar On-Site Social Audits” https://www.firstsolar.com/en/Resources/Blogs/Know-the-Facts-Social-Audit

10 U.S. Customs and Border Protection. “The Department of Homeland Security Issues Withhold Release Order on Silica-Based Products Made by Forced Labor in Xinjiang” June 24, 2021 https://www.cbp.gov/newsroom/national-media-release/department-homeland-security-issues-withhold-release-order-silica

11 Powering Past Coal Alliance. “Our Members” https://poweringpastcoal.org/members/

12 Euronews. “Bulgaria Rolls Back Plans to Phase Out Coal Amid Fears Over Energy and Job Security” January 13th, 2023. https://www.euronews.com/green/2023/01/13/bulgaria-rolls-back-plans-to-phase-out-coal-amid-fears-over-energy-and-job-security

13 Ortec Finance. “Climate Risks Facing the Pension Industry Worldwide” https://www.ortecfinance.com/en/insights/whitepaper-and-report/climate-risks-facing-the-pension-industry-worldwide

A vote in favor of this proposal can help signify to our Company that human impacts related to the financing of the energy transition are material to JPMorgan Chase and its investors.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event. The proponent asks all shareholders to vote by following the procedural instructions provided in the proxy materials.